Mail Stop 3561

                                                October 21, 2005


W. Douglas Field
Boardwalk Pipeline Partners, LP
3800 Frederica Street
Owensboro, Kentucky 42301

      Re:	Boardwalk Pipeline Partners, LP
      Amendment No. 2 to Registration Statement on Form S-1
      Filed October 12, 2005
      File No. 333-127578

Dear Mr. Field:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Prospectus

1. We note that you list the names of 12 underwriters on your cover page. Please revise to include only the names of the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation
S-K.

Assumptions and Considerations, page 53

2. We note your response to comment 6 of our letter dated October
6,
2005.  Please revise to include all items expected to contribute to
your estimated Adjusted EBITDA for the 12 months ending June 30,
2006
relative to Adjusted Pro-forma EBITDA for the 12 months ending December 31, 2004 and June 30, 2005. In this regard, you should quantify those assumptions with respect to their direct impact to Adjusted EBITDA rather than individual line items. For example, quantify the expected impact to your Adjusted EBITDA related to the revenue for services provided under firm transportation and storage agreements. You may aggregate individually insignificant items but we believe that the total of all highlighted items should be presented to explain the total change to your Estimated Adjusted EBITDA expected over this period. Where applicable, please indicate where your assumptions related to certain portions of your business will contribute to your Estimated Adjusted EBITDA for the twelve months ending June 30, 2006 at or near the historical amounts reflected in the Adjusted Pro-forma EBITDA for the twelve months ending June 30, 2005 and December 31, 2004. We would expect to be able to reconcile such quantified assumptions to your Estimated Adjusted EBITDA of $257.1 million for the twelve months ending June
30, 2006.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 71

Results of Operations, page 77

3. We note your response to comment 8 in our letter dated October
6,
2005. For each period, please revise to include the percentage changes for each component of revenues and expenses.

Legal Proceedings, page 104

Hurricane Katrina Related Class Action, page 105

4. Please clarify your disclosure on page 105 to state, if so, that management does not believe it is probable that a liability had been incurred as of the date of the financial statements and/or the amount of loss cannot be reasonably estimated. See SFAS 5, paragraphs 8-10.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Choi, Accounting Branch Chief, at (202) 551-3716,
if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Staff Attorney, at
(202) 551-3411, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 or me at (202) 551-3720 with any other questions.


Sincerely,



H. Christopher Owings
Assistant Director


cc:	Alan P. Baden, Esq.
	Michael Swidler, Esq.
	Vinson & Elkins L.L.P.
	Via Facsimile




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W. Douglas Field
Boardwalk Pipeline Partners, LP
October 21, 2005
Page 1